Exhibit 7.1

Tenaris – Total Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2006	December 31, 2005	December 31, 2004
Total liabilities	6,893,612	2,930,155	3,001,093
Total Assets	12,595,242	6,706,028	5,662,288

Ratio	0.55	0.44	0.53

Tenaris – Current debt to total debt

Thousands of U.S. Dollars	December 31, 2006	December 31, 2005
Current debt	794,197	332,180
Total debt	3,651,243	1,010,292

Ratio	0.22	0.33